January 19, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jonathan Burr, Division of Corporation Finance

Re:	Barrier Homes Inc.

Statement on Form 1-A filed December 4, 2020, as amended by Amendment No. 1 to Offering Statement on Form 1-A filed January 13, 2021 (the “Offering Statement”)

File No. 024-11379

Ladies and Gentlemen:

The State of Minnesota is ready to qualify our registration.

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Barrier Homes Inc. hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effectiveness of the above-referenced Offering Statement so that it becomes effective at 8:00 a.m., Eastern Time, on January 22, 2021, or as soon thereafter as practicable.

Please address any questions or comments with respect to this request to our CEO, Randall S. Boe, by contacting (telephone: (701) 238-4140; Email: barrierhomesinc@outlook.com).

Sincerely,
/s/ Randall S. Boe
Randall S. Boe
Chief Executive Officer